FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending December 18, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






GlaxoSmithKline plc received on 17 December 2007 from Legal & General Group plc a notification of interests in GlaxoSmithKline plc Ordinary shares of 25 pence each, dated 17 December 2007. This notice is given in accordance with DTR 5.8.12.



TR-1:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing            GlaxoSmithKline Plc
shares to which voting rights are attached:
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights                                             Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to the notification              Legal & General Group Plc (Group)
obligation:
                                                                 Legal & General Investment Management
                                                                            Limited (LGIM)
4. Full name of shareholder(s) (if different from 3.):            Legal & General Assurance (Pensions
                                                                       Management) Limited (PMC)

                                                                    Legal & General Group Plc (L&G)
5. Date of the transaction (and date on which the threshold is             12 December 2007
crossed or reached if different):
6. Date on which issuer notified:                                          17 December 2007
7. Threshold(s) that is/are crossed or reached:                            Above 5% (Group)

                                                                            Above 5% (LGIM)


8. Notified details:


A: Voting rights attached to shares
Class/type of Situation previous to Resulting situation after the triggering transaction
shares        the Triggering
              transaction
 if possible  Number of  Number of  Number of       Number of voting rights   % of voting rights
using the     Shares     Voting     shares
ISIN CODE                Rights     Direct          Direct       Indirect     Direct       Indirect
ORD                 Below 5%        262,702,444     262,702,444  21,129,709   4.769        0.383

GBP0.25


B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                           Period/ Date              that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.



Total (A+B)
Number of voting rights                            % of voting rights

283,832,153                                              5.15


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group) (283,832,153 -
5.15% = Total Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct
and Indirect)  (283,832,153 - 5.15% = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM)
(283,832,153 - 5.15% = Total Position)
                  Legal & General Group Plc (Direct) (L&G) (262,702,444 - 4.76 % = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited       Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (213,985,881 -3.88 % = PMC)                  (LGIH)
Legal & General Assurance (Pensions Management) Limited  (PMC) Legal & General Assurance Society Limited  (LGAS & LGPL)
(213,985,881 -3.88 % = PMC)
                                                               Legal & General Pensions Limited (Direct)  (LGPL)


Proxy Voting:
10. Name of the proxy holder:                                                       N/A
11. Number of voting rights proxy holder will cease to hold:                        N/A
12. Date on which proxy holder will cease to hold voting rights:                    N/A


13. Additional information:               Notification using the total voting rights figure of
                                                                      5,507,831,537

                                             Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.
14. Contact name:                                                   Helen Lewis (LGIM)
15. Contact telephone number:                                         020 3124 3851




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 18, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc